EXHIBIT 8.1

[LETTERHEAD OF SILVER, FREEDMAN & TAFF, L.L.P.]

June 21, 2006

Board of Directors First Oak Brook Bancshares, Inc. 1400 Sixteenth Street Oak Brook, Illinois 60523

Ladies and Gentlemen:

In connection with the filing by MB Financial, Inc. (“MBFI”) of the Registration Statement on Form S-4, including the Joint Proxy Statement/Prospectus contained therein (the “Registration Statement”), with the Securities and Exchange Commission relating to the proposed merger (the “Merger”) of First Oak Brook Bancshares, Inc. (“FOBB”) with and into MBFI Acquisition Corp. (“Acquisition Corp.”), a wholly owned first tier subsidiary of MBFI, you have requested our opinion with regard to certain federal income tax consequences relating to the Merger.

In connection with the preparation of our opinion, we have examined and have relied upon the following:

(i)                                     the Agreement and Plan of Merger dated as of May 1, 2006 by and among MBFI, Acquisition Corp. and FOBB (the “Merger Agreement”);

(ii)                                  the Registration Statement;

(iii)                               the tax representation letter of FOBB of even date herewith, a copy of which is attached hereto as Exhibit A; and

(iv)                              the tax representation letter of MBFI of even date herewith, a copy of which is attached hereto as Exhibit B.

Our opinion is based solely upon applicable law and the factual information contained in the above-mentioned documents.  In rendering our opinion, we have assumed the accuracy of all information contained in each of such documents.  We also have assumed the authenticity of all original documents, the conformity of all copies to the original documents, and the genuineness of all signatures.  We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts relevant to this opinion.  All of our assumptions were made with your consent.  If any fact or assumption described herein is incorrect, any or all of the federal income tax consequences described herein may be inapplicable.  Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement.

OPINIONS

Subject to the foregoing and the limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

1.                                       The Merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”).  Each of MBFI, Acquisition Corp. and FOBB shall be party to the reorganization within the meaning of Code section 368(b).

2.                                       No gain or loss will be recognized by MBFI, Acquisition Corp. or FOBB upon the exchange in the Merger of the Merger Consideration for the MBFI Common Stock as provided for in the Merger Agreement (Code sections 1032(a), 361 and 357(a)).

3.                                       Each stockholder of FOBB who exchanges, in the Merger, shares of FOBB Common Stock solely for shares of MBFI Common Stock:

(a)                                  will recognize no gain or loss, except with regard to cash received in lieu of a fractional share, as described in paragraph 6 (Code section 354(a)(1));

(b)                                 will have an aggregate basis for the shares of MBFI Common Stock received (including any fractional share of MBFI Common Stock deemed to be received, as described in paragraph 6 below) equal to the aggregate basis of the shares of FOBB Common Stock surrendered (Code section 358(a)(1)); and

(c)                                  will have a holding period for the shares of MBFI Common Stock received (including any fractional share of MBFI Common Stock deemed to be received, as described in paragraph 6 below) which includes the period during which the shares of FOBB Common Stock surrendered were held, provided that the shares of FOBB Common Stock surrendered were capital assets in the hands of such holder at the time of the Merger (Code section 1223(1)).

4.                                       Each stockholder of FOBB who receives solely cash in exchange for FOBB Common Stock pursuant to the Merger will recognize gain or loss (determined separately as to each block of FOBB Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such stockholder and (y) such stockholder’s adjusted tax basis for the shares of FOBB Common Stock surrendered, provided that the cash payment does not have the effect of the distribution of a dividend (Code sections 1001 and 302(a)).  Such gain or loss will be capital gain or loss if the shares of FOBB Common Stock surrendered were capital assets in the hands of the individual holder, and long-term or short-term depending on the individual holder’s holding period for each block of FOBB Common Stock surrendered (Code section 1222).  Generally, an individual stockholder’s capital gain will be long-term if the holder has held the shares of FOBB Common Stock for more than one year.  However, if the cash payment has the effect of the distribution of a dividend, such stockholder will recognize income in the amount of the cash received (without regard to such stockholder’s basis in the FOBB Common Stock surrendered), which generally will be taxable as dividend income (Code sections 302(d) and 301).  Any long-term capital gain or dividend income recognized in the Merger by an individual FOBB stockholder generally will be subject to a maximum federal income tax rate of 15%.

The determination of whether a cash payment has the effect of the distribution of a dividend will be made generally in accordance with the principles of Code section 302, taking into account the stock ownership attribution rules of Code section 318.  Because such determination generally will depend on the facts and circumstances of each FOBB stockholder, we express no opinion as to whether the cash payments discussed in this paragraph 4 will be treated as having the effect of the distribution of a dividend.

A cash payment will be considered not to have the effect of the distribution of a dividend under Code section 302 if the cash payment (i) results in a “complete redemption” of such stockholder’s actual and constructive stock interest, (ii) qualifies as a “substantially disproportionate” reduction in such stockholder’s actual and constructive stock interest, or (iii) is not “essentially equivalent to a dividend” (Code sections 302(b)(1), (2) and (3)).

A cash payment will result in a “complete redemption” of a stockholder’s actual and constructive stock interest if such stockholder does not actually or constructively own any stock after the Merger.  A reduction in a stockholder’s actual and constructive stock interest will be “substantially disproportionate” if (i) the percentage of outstanding common shares (whether voting or non-voting) actually and constructively owned by such stockholder after the receipt of the cash payment is less than four-fifths (80%) of the percentage of outstanding common shares (whether voting or non-voting) actually and constructively owned by such stockholder immediately prior to the receipt of the cash payment, (ii) the percentage of outstanding voting shares actually and constructively owned by such stockholder after the receipt of the cash payment is less than four-fifths (80%) of the percentage of outstanding voting shares actually and constructively owned by such stockholder immediately prior to the receipt of the cash payment, and (iii) such stockholder actually and constructively owns less than fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote after the receipt of the cash payment (Code section 302(b)(2)).  The cash payment will not be “essentially equivalent to a dividend” if there has been a “meaningful reduction” (as the quoted term has been interpreted by judicial authorities and by rulings of the Internal Revenue Service (the “Service”)) of the stockholder’s actual and constructive ownership interest (Code section 302(b)(1); United States v. Davis, 397 U.S. 301 (1970); see, e.g., Rev. Rul. 76-385, 1976-2 C.B. 92; Rev. Rul. 76-364, 1976-2 C.B. 91).

Under the traditional analysis (which apparently continues to be used by the Service), Code section 302 will apply as though the distribution of cash were made by FOBB in a hypothetical redemption of FOBB Common Stock immediately prior to, and in a transaction separate from, the Merger (the “deemed FOBB redemption”).  Thus, under the traditional analysis, the determination of whether a cash payment results in a complete redemption of interest, qualifies as a substantially disproportionate reduction of interest, or is not essentially equivalent to a dividend will be made by comparing (x) the stockholder’s actual and constructive stock interest in FOBB before the deemed FOBB redemption, with (y) such stockholder’s actual and constructive stock interest in FOBB after the deemed FOBB redemption (but before the Merger).  Nevertheless, in view of Commissioner v. Clark, 489 U.S. 726 (1989), many tax practitioners believe that the continuing validity of the traditional analysis is open to question and that, in a transaction such as the Merger, the receipt of solely cash in exchange for stock actually owned should be treated in accordance with the principles of Commissioner v. Clark, supra, as if the FOBB Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger solely for shares of MBFI Common Stock followed immediately by a redemption of such shares by MBFI for the cash payment.  Under this analysis, the determination of whether a cash payment satisfies any of the foregoing tests would be made by comparing (i) the stockholder’s actual and constructive stock interest in MBFI before the deemed MBFI redemption (determined as if such stockholder had received solely MBFI Common Stock in the Merger), with (ii) such stockholder’s actual and constructive stock interest in MBFI after the deemed MBFI redemption.  Each FOBB stockholder who receives solely cash in exchange for all of the FOBB Common Stock he or she actually owns should consult his or her own tax advisor with regard to the proper treatment of such cash.

The determination of ownership for purposes of the foregoing tests will be made by taking into account both shares actually owned by such stockholder and shares constructively owned by such stockholder pursuant to Code section 318 (Code section 302(c)).  Under Code section 318, a stockholder will be deemed to own stock that is owned or deemed to be owned by certain members of his or her family (spouse, children, grandchildren and parents) and other related parties including, for example, certain entities in which such stockholder has a direct or indirect interest (including partnerships, estates, trust and corporations), as well as shares of stock that such stockholder (or a related person) has the right to acquire upon exercise of an option or conversion right.  Code section 302(c)(2) provides certain exceptions to the family attribution rules for the purpose of determining whether a complete redemption of a stockholder’s interest has occurred for purposes of Code section 302.

5.                                       Each stockholder of FOBB who exchanges, in the Merger, shares of FOBB Common Stock solely for shares of MBFI Common Stock and cash:

(a)                                  will not recognize any loss (determined separately as to each block of FOBB Common Stock exchanged), except with regard to cash received in lieu of a fractional share, as described in paragraph 6 below (Code section 356(c));

(b)                                 will realize gain (determined as to each block of FOBB Common Stock exchanged) if (i) the sum of the amount of cash and the fair market value of the shares of MBFI Common Stock received (including any fractional share of MBFI Common Stock deemed to be received, as described in paragraph 6 below) exceeds (ii) the adjusted tax basis of the FOBB Common Stock surrendered in exchange therefor, and will recognize such gain, if any, up to but not in excess of the amount of cash received (excluding cash received in lieu of a fractional share) (Code sections 1001 and 356(a));

(c)                                  will have an aggregate basis for the shares of MBFI Common Stock received (including any fractional share of MBFI Common Stock deemed to be received, as described in paragraph 6 below) equal to the basis of the shares of FOBB Common Stock surrendered, increased by the amount of gain, if any, recognized by such holder and decreased by the amount of any cash received (excluding cash received in lieu of a fractional share) (Code section 358(a)); and

(d)                                 will have a holding period for the shares of MBFI Common Stock received (including any fractional share of MBFI Common Stock deemed to be received, as described in paragraph 6 below) which includes the period during which the shares of FOBB Common Stock surrendered were held, provided that the shares of FOBB Common Stock surrendered were capital assets in the hands of such holder (Code section 1223(1)).

No opinion is expressed as to whether the recognized gain described in subparagraph (b) of this paragraph 5 will be capital gain or will be treated as the receipt of a taxable dividend.  Provided that the receipt of the cash by the FOBB stockholder does not have the effect of the distribution of a dividend, such gain will be capital gain to an individual stockholder if the shares of FOBB Common Stock exchanged were capital assets in the hands of the holder, and long-term or short-term depending on the holder’s holding period for each block of FOBB Common Stock surrendered (Code section 1222).  Generally, an individual stockholder’s capital gain will be long-term if the holder has held the shares of FOBB Common Stock for more than one year.  However, if the cash payment has the effect of the distribution of a dividend, such gain generally will be taxable as dividend income (Code section 356(a)).  Any long-term capital gain or dividend income recognized in the Merger by an individual FOBB stockholder generally will be subject to a maximum federal income tax rate of 15%.

Under Code section 356, the determination of whether a cash payment has the effect of the distribution of a dividend will be made generally in accordance with the principles of Code section 302, taking into account the stock ownership attribution rules of Code section 318.  Because this determination generally will depend on the facts and circumstances of each FOBB stockholder, we express no opinion as to whether the cash payments discussed in this paragraph 5 will be treated as having the effect of the distribution of a dividend.

A cash payment will be considered not to have the effect of the distribution of a dividend under section 302 if the cash payment (i) results in a “substantially disproportionate” reduction in such stockholder’s actual and constructive stock interest, or (ii) is not “essentially equivalent to a dividend” (Code sections 302(b)(1) and (2)).  These two tests will be applied as if all FOBB Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger solely for shares of MBFI Common Stock, and such shares of MBFI Common Stock were then redeemed by MBFI in return for the cash payments.  Accordingly, the determination of whether a cash payment to an FOBB stockholder satisfies either of the foregoing tests will be made by comparing (i) such stockholder’s actual and constructive stock interest in MBFI before the deemed MBFI redemption (determined as if such stockholder had received solely MBFI Common Stock in the Merger), with (ii) such stockholder’s actual and constructive stock interest in MBFI after the deemed MBFI redemption.  Commissioner v. Clark, 489 U.S. 726 (1989).

A cash payment will result in a “substantially disproportionate” reduction in a stockholder’s stock interest if (i) the percentage of outstanding MBFI Common Stock actually and constructively owned by such stockholder after the deemed MBFI redemption is less than four-fifths (80%) of the percentage of outstanding MBFI Common Stock actually and constructively owned by such stockholder immediately prior to the deemed MBFI redemption (determined as if such stockholder had received solely MBFI Common Stock in the Merger), (ii) the percentage of outstanding voting shares of MBFI actually and constructively owned by such stockholder after the deemed MBFI redemption is less than four-fifths (80%) of the percentage of outstanding MBFI voting shares actually and constructively owned by such stockholder immediately prior to the deemed MBFI redemption (determined as if such stockholder had received solely MBFI Common Stock in the Merger), and (iii) such stockholder actually and constructively owns less than fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote after the deemed MBFI redemption (Code section 302(b)(2)).  The cash payment will not be “essentially equivalent to a dividend” if the deemed MBFI redemption results in a “meaningful reduction” (as the quoted term has been interpreted by judicial authorities and by rulings of the Service) of the stockholder’s actual and constructive ownership interest (Code section 302(b)(1); United States v. Davis, 397 U.S. 301 (1970); see, e.g., Rev. Rul. 76-385, 1976-2 C.B. 92; Rev. Rul. 76-364, 1976-2 C.B. 91).

The determination of ownership for purposes of each of the foregoing tests will be made by taking into account both shares of MBFI Common Stock actually owned by such stockholder and shares of MBFI Common Stock constructively owned by such stockholder pursuant to Code section 318 (Code section 356(a)).  Under Code section 318, a stockholder will be deemed to own stock that is owned or deemed to be owned by certain members of his or her family (spouse, children, grandchildren and parents) and other related parties including, for example, certain entities in which such stockholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such stockholder (or a related person) has the right to acquire upon exercise of an option or conversion right.

6.             Each stockholder of FOBB who receives cash in lieu of a fractional share of MBFI Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by MBFI.  Provided that the shares of FOBB Common Stock surrendered were capital assets in the hands of such holder, the receipt of such cash will cause the individual recipient to recognize capital gain or loss, equal to the difference between the amount of cash received and the portion of such holder’s adjusted tax basis in the shares of MBFI Common Stock allocable to the fractional share interest, and such gain or loss will be long-term or short-term depending on the holder’s holding period for the fractional share interest (Code sections 1001 and 1222; Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

* * * * * * * * * * * *

We express no opinion with regard to (1) the federal income tax consequences of the Merger not addressed expressly by this opinion, including without limitation, (i) the tax consequences, if any, to those stockholders of FOBB who acquired shares of FOBB Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and (ii) the tax consequences to special classes of stockholders, if any, including without limitation, foreign persons, financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers or brokers in securities, and persons that hold FOBB Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction; and (2) federal, state, local, or foreign taxes (or any other federal, state, local, or foreign laws) not specifically referred to and discussed herein.  Further, our opinion is based upon the Code, Treasury Regulations proposed or promulgated thereunder, and administrative interpretations and judicial precedents relating thereto, all of which are subject to change at any time, possibly with retroactive effect, and we assume no obligation to advise you of any subsequent change thereto.  If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the federal income tax consequences herein may become inapplicable.

The foregoing opinion reflects our legal judgment solely on the issue presented and discussed herein.  This opinion has no official status or binding effect of any kind.  Accordingly, we cannot assure you that the Service or any court of competent jurisdiction will agree with this opinion.

We do hereby confirm to you that the description of the federal income tax consequences of the Merger in the Registration Statement under the heading “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” is consistent with this opinion.  You and/or your merger partner are hereby authorized to include this opinion as an Exhibit to the Registration Statement or in any other filing with a governmental authority relating to the Merger.

Very truly yours,

/s/ SILVER, FREEDMAN & TAFF, L.L.P.
SILVER, FREEDMAN & TAFF, L.L.P.